UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File No. 001-42880

BLACK TITAN CORPORATION

(Registrant’s Name)

Level 8, Unit 8-02 The Bousteador, 10, Jalan PJU 7/6
Mutiara Damansara, 47800 Petaling Jaya
Selangor Darul Ehsan, Malaysia,(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Appointment of Officer

Appointment of Interim Co-Chief Executive Officer

On July 10, 2026, the Board of Directors of Black Titan Corporation (the “Company”) appointed Brynner Chiam, as the Company’s Interim Co-Chief Executive Officer effective July 10. 2026. Mr. Chiam will serve in this role alongside Shang Ju Lin.

Mr. Chiam has served as a director and Chief Financial Officer (“CFO”) of Black Titan since August 21, 2025. He will continue to serve as CFO and director in addition to his new responsibilities as Interim Co-CEO.

The Board determined that Mr. Chiam’s leadership and deep understanding of the Company’s financial and strategic operations will support the Company during this transitional period.

There are no arrangements or understandings between Mr. Chiam and any other persons pursuant to which he was appointed Interim Co-Chief Executive Officer. There are no family relationships between Mr. Chiam and any director or executive officer of Black Titan. Except as disclosed herein, there are no related party transactions between Mr. Chiam and the Company that are required to be disclosed under applicable regulations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Black Titan Corporation

By:	/s/ Shang Ju Lin
Name:	Shang Ju Lin
Title:	Co-Chief Executive Officer

Dated: July 13, 2026